January 6, 2011

VIA EDGAR and Overnight Delivery

Kevin Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TriQuint Semiconductor, Inc.

Form 10-K for the Year Ended December 31, 2009 Filed February 26, 2010

Form 8-K filed on October 27, 2010

File No. 000-22660

Dear Mr. Vaughn:

TriQuint Semiconductor, Inc. (the “Company” or “TriQuint”) submits this letter in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), as set forth in your letter to me, dated December 21, 2010, regarding the referenced documents and Form 10-Q for the quarter ended October 2, 2010.

For your convenience, we have numbered the responses to correspond to the comments in the Staff’s letter and have incorporated the Staff’s comments in italicized typeface before each of the Company’s responses. In the following responses, the words “we,” “us” and “our” refer to the Company.

Form 10-K for the Year Ended December 31, 2009

Consolidated Balance Sheets, page F-4

1.	We note other current liabilities were $12.2 million at December 31, 2009 and that total other noncurrent liabilities were $10.1 million at December 31, 2009. Please tell us the primary components of these balances. As applicable, please revise future filings to provide the disclosures required by Rule 5-02(20) and Rule 5-02(24) of Regulation S-X.

The Company’s current liabilities consist primarily of accruals for expenses such as rent, utilities, commissions, professional service fees, taxes, royalties, restructuring, deferred revenue and general accruals. Noncurrent liabilities consist of accruals for expenses that are to be paid over a year from the balance sheet date and include items such as restructuring, pension and sabbatical accruals. As of December 31, 2009, no items exceeded the 5% threshold outlined in Rule 5-02(20) and Rule 5-02(24), except for the restructuring accrual, which was separately disclosed in the notes the Consolidated Financial Statements. The Company does not anticipate that individual items will exceed the threshold disclosure requirements of Rule 5-02(20) and Rule 5-02(24), but will include the necessary disclosures in future filings if required.

Notes to Consolidated Financial Statement, page F-7

Note 2, Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

2.	We note here and on page 33 that you offer price protection and stock rotation rights to your customers and that you reserve for these items. Please revise future filings to explain in more detail how you estimate and account for the price protection and stock distributions rights offered to your distributors. Please provide us with a sample of your proposed disclosures.

In future filings, the Company will include additional detail on how it estimates and accounts for price protection and stock distribution rights offered to distributors. The Company intends to include the following disclosure in future filings, and has marked the changes against the Company’s latest disclosure in Note 2 to its Consolidated Financial Statements:

Revenue Recognition

Revenues from the Company’s distributors are recognized when the product is sold to the distributor and were as follows (in thousands):

	Year ended December 31,
	2010	2009	2008
Revenues from distributors		94,919	80,686

The Company’s distribution agreements provide for selling prices that are fixed at the date of sale, although the Company may offer price protection which is specific, of a fixed duration and reserved for by the Company when offered. Further, the payment obligation is not contingent on reselling the product or further action by the Company; the distributors take title to the product and bear the risks of ownership, have economic substance and the amount of future returns can be reasonably estimated. The Company allows its distributors to return products for warranty reasons~~;~~ and stock rotation rights, within certain limitations, and reserves for such instances. ~~Customers, however, can only return product for warranty reasons.~~ If the Company is unable to repair or replace products returned under warranty, the Company will issue a credit for a warranty return. The Company reduces revenue and records reserves for product returns and allowances for price protection and stock rotation based on historical experience or specific identification depending on the contractual terms of the arrangement. The revenue reserves have remained consistent as a percentage of revenue and the Company has visibility into the distributors’ inventory levels and qualifying sales, and is, therefore, able to reasonably estimate the revenue reserves.

The Company receives periodic reports from customers who utilize inventory hubs and recognizes revenues when the customers acknowledge they have pulled inventory from its hub, the point at which title to the product passes to the customer.

Revenues from foundry services and non-recurring engineering fees are recorded when the service is completed. Revenues from cost-plus contracts are recognized as costs are incurred.

Corresponding changes will be made in the Company’s Critical Accounting Policies disclosures contained within Management’s Discussion and Analysis of Financial Condition and Results of Operations.

3.	We note that you provide warranties to your customers and distributors. Please revise future filings to disclose the nature of the warranties and to the extent material, the disclosures outlined in 460-10-50-8 of the FASB Accounting Standards Codification.

In future filings, the Company will disclose the nature of the warranties and provide the disclosures required by ASC 460-10-50-8, including the tabular reconciliation, if the warranty liability is material. Please see the disclosure below, which the Company intends to include in future filings and is marked against the latest disclosure in Note 2 to the Company’s Consolidated Financial Statements. Supplementally, warranty expense and the related warranty reserve have not historically been significant.

Revenues are primarily derived from the sale of products and foundry services. The Company also receives revenue from non-recurring engineering fees and cost-plus contracts for research and development work, which collectively has been less than 5% of consolidated revenue for any period. The Company’s ~~mobile devices~~ distribution channels include our direct sales staff, manufacturers’ representatives and independent distributors. The majority of the Company’s shipments are made directly to our customers. Revenues from products are recognized when title to the products passes to the buyer. The Company’s product sales include warranty provisions that provide that the products will be free of faulty workmanship or defective materials and that the products will conform to the Company’s published specifications or other specifications mutually agreed upon with the customer. The Company’s historical warranty claims experience, and its warranty liability, have not been material.

Form 10-Q for the Quarter Ended October 2, 2010

Note 14, Income Taxes, page 11

4.

We note that you recorded a $74 million and $69.9 million tax benefit for the three and nine months ended October 2, 2010, respectively. We further note the tax benefits primarily resulted from the release of the valuation allowance previously recorded against your deferred tax assets and the release of certain liabilities due to the expiration of the statute of limitations. Please explain to us in more detail the facts and circumstances that led you to release the valuation allowance against your deferred tax assets and the release of certain liabilities due to the expiration of certain statute of limitations and why you believe that it is more likely than not that these deferred tax assets will be realized. Refer to the guidance in 740-10-30-5 and 740-10-30-17 through 25 of the FASB Accounting Standards Codification.

In assessing the realizability of deferred tax assets, ASC 740-10-30-18 establishes a more-likely-than-not standard. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the associated temporary differences become deductible. The Company evaluated the need for a valuation allowance on a regular basis and considered sources of taxable income that may allow for the realization of those tax benefits including (1) taxable income in prior years that is available through carryback, (2) future taxable income that will result from the reversal of existing taxable temporary differences, (3) future taxable income, exclusive of the reversal of existing temporary differences, that is generated by future operations, and (4) tax-planning strategies. The Company’s consideration of these factors is as follows:

1.	Taxable income in prior years that is available through carryback: The Company has no taxable income carryback ability.

2.	Future taxable income that will result from the reversal of existing taxable temporary differences: Reversing taxable temporary differences has been properly considered to the extent that deferred tax liabilities reverse in the same period as existing deferred tax assets.

3.	Future taxable income, exclusive of the reversal of existing temporary differences: See further analysis and discussion below.

4.	Tax-planning strategies: The Company considers tax-planning strategies in evaluating the feasibility of generating future ordinary and capital gain taxable income. The Company has not identified any tax planning strategies related to ordinary taxable income to realize its deferred tax assets. In addition, short of selling production buildings to generate capital gain, which would be detrimental to the Company’s operations and therefore not prudent or feasible, the likelihood of utilizing the capital losses is not more-likely-than-not. As such, the Company maintained a valuation allowance against its capital loss carryforwards.

During the first half of 2010, the Company experienced record-setting sales growth and demand. However, raw material and capacity constraints experienced during this period resulted in uncertainty about the strength, timing and predictability of improved performance. During the third quarter of 2010, both the supply of CMOS wafers and manufacturing capacity and yields improved which drove improved profitability and the expectation that similar results could be sustained.

Although capacity constraints continued to challenge the third quarter sales growth, the Company increased its expectations of future profitability as a results of strong operating performance by the fabrication facilities,and better than expected demand for mobile devices and networks products. Additionally, the Company expects continued increased demand for smartphones will benefit both its mobile device and network product sales into the future. The Company believes it will have adequate capacity to serve most customer demand in the fourth quarter and future periods. After completion of the first draft of the 2011 budget at the end of the third quarter of 2010, the Company increased its expectation for the fourth quarter of 2010, based on the better-than-expected results achieved during the third quarter of 2010 along with expectations of improved capacity and increasing future demand.

As of October 2, 2010, management determined that based on the Company’s current taxable income and expectation of future taxable income, it is more-likely-than-not that the majority of the Company’s deferred tax assets will be realized. Accordingly, the valuation allowance related to the change in judgment about future year taxable income was recorded as a discrete item in the quarter ended October 2, 2010. The reduction in the valuation allowance related to the current year expected taxable income has been included in the year-to-date effective tax rate calculation. The remaining $12 million of valuation allowance relates to capital losses and certain states’ net operating loss carryforwards as sufficient taxable income is not expected to be generated in the carryforward periods and no other sources of taxable income were identified to conclude that it was more-likely-than-not that these assets would be realized.

Additionally, in January 2010, the statute of limitations for a taxing authority to examine the tax returns that contained an uncertain tax position expired. The Company considered the guidance in ASC 740-10-25-8, which states that “an entity shall recognize the benefit of a tax position in the first interim period that meets any of the following conditions:

a.	The more-likely-than-not recognition threshold is met by the reporting date.

b.	The tax position is effectively settled through examination, negotiation or litigation.

c.	The statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.”

Neither item a. nor b. outlined above had previously occurred. As such, the Company recognized the related tax benefit in the quarter ended April 3, 2010.

Form 8-K filed on October 27 2010

5.

We note that you present forward-looking non-GAAP measures. However, we do not see where you have provided a reconciliation of these forward-looking non-GAAP financial measures with the corresponding forward-looking GAAP financial measures as required by Regulation G or otherwise provided the disclosures required by Regulation G for forward-

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looking non-GAAP financial measures. Please revise future filings by providing reconciling information that is available without unreasonable effort. As applicable, include clear disclosure of why any forward-looking GAAP information is not accessible. Identify such information that is unavailable and disclose its probable significance. Refer to the guidance in Regulation G.

In future filings, the Company will disclose reconciling information for non-GAAP forward-looking financial measures that is available without unreasonable effort or provide clear disclosure of why any forward-looking GAAP information is not accessible, identify the information that is unavailable and disclose its probable significance.

As requested in your letter, we hereby acknowledge that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiation by the Commission or any person under the federal securities laws of the United States.

We believe these answers are responsive to the Staff’s foregoing comments. If the Staff has any questions on any of the information set forth herein, please telephone the undersigned at (503) 615-9401.

Sincerely,

/s/ Steve Buhaly

Steve Buhaly

Chief Financial Officer

cc:	Tara Harkins, Staff Accountant

Lynn Dicker, Reviewing Accountant